BATCHER, ZARCONE & BAKER, LLP
                                ATTORNEYS AT LAW


     SOUTH BAY OFFICE                                         KAREN A. BATCHER
4190 BONITA ROAD, SUITE 205                                 kbatcher@bzblaw.com
  BONITA, CALIFORNIA 91902                                       ------------
 TELEPHONE: 619.475.7882                                   ADDITIONAL SAN DIEGO
 FACSIMILE: 619.789.6262                                         OFFICES

                                 March 30, 2006

Mr. Albert Yarashus Securities & Exchange Comm.
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re: Cantop Ventures, Inc.
    Registration Statement on Form SB-2
    File No. 333-128697
    Amendment No.2

Dear Mr. Yarashus:

On behalf of Cantop Ventures, Inc. (the "Company"), we have today filed via the EDGAR system, Amendment No. 2 (the "Second Amendment"') to the above-captioned Registration Statement in response to the comments in your letter dated February 28, 2005. The responses below are in direct correlation to your numbered comments.

Summary, Page 3

1. As directed, we have included here, and in the Description of Business section, an explanation of why the Company's claim is held in trust and further explained any risks to the company of not holding the claims directly.

Summary Financial Information, page 4

2. As directed, we have corrected the amounts presented as our net operating loss from inception on February 22, 2005 to July 31, 2005.

Plan of Distribution, page 13

3. As directed, we have included a statement in the section entitled Plan of Distribution which states that there are no assurances that increased liquidity of the shares will result from an OTCBB listing.


                                 MAILING ADDRESS
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
Mr. Albert Yarashus
March 30, 2006
Page 2

Biographical Information, page 15

4. As directed, we have deleted the reference to the history of John Tann, Ltd.

Description of Business, page 19

Description, Location and Access, page 20

5. As directed, we have included a copy of Mr. Sookochoff's report as an exhibit to this Second Amendment.

Mineralization, Page 20

6. The officers and directors of the Company are not geologists, nor do they have expertise in the area of geology or mining. As such, the officers and directors of the Company have relied on retained experts, such as Mr. Sookochoff. Mr. Sookochoff has relied on the 1963 Minister of Mines report, and therefore, the Company must defer to Mr. Sookochoff and his expertise.

Financial Statements, page 27

7. As directed, we have included interim financial statements for the quarter ended October 31, 2005.

Part II, Page II-1
Undertakings, page II-5

8. As directed, we have included the revised form of undertakings.

Exhibit 10.2

9. In connection with the First Amendment, we filed a letter from Mr. Sostad which stated that he was holding the Property in his name in trust for the Company. There is no other document evidencing this arrangement.

Other Explanatory Information

When we filed the original Registration Statement and the First Amendment thereto, we were not aware that there was an Expiry Date on the Claim of January 30, 2006, or that there were any requirements to retain the Claim. Since that date, the Claim has been renewed under a new tenure number. This is evidenced in an Agreement to Extend the Purchase and Sale Agreement between Mr. Sostad and the Company which is filed as a separate exhibit herewith. Mr. Sostad continues to hold the Claim in trust for the Company, and a new letter of Trust from Mr. Sostad has been filed evidencing this relationship. We have also filed the First Amendment to the Evaluation Report of Mr. Sookochoff which notes the new Expiry Date and tenure number, and has been attached to the end of the report itself.

Mr. Albert Yarashus
March 30, 2006
Page 3


Should the staff have any questions or comments or desire any additional information, please telephone the undersigned at 619) 475-7882.
Sincerely,

Regards,

BATCHER ZARCONE & BAKER, LLP

/s/ Karen A. Batcher, Esq.